Exhibit 99.1

DHX MEDIA’S NEW AND CLASSIC TELETUBBIES

HEADING TO ITALY WITH RAI

Rai YoYo licenses both incarnations of preschool phenomenon

Halifax, NS, July 14, 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has licensed its new and classic Teletubbies series to Italian broadcaster Rai.

The deal sees Rai’s preschool-skewing channel, Rai YoYo, acquiring rights to air DHX’s brand new 60 x 12’ Teletubbies series, which is currently in production and set to debut on the UK’s CBeebies later this year, as well as seasons 1 – 14 of the classic Teletubbies show.

Josh Scherba, SVP Distribution of DHX Media, said: “This deal with Rai and recent sales in the US and France underscore the considerable appetite globally for Teletubbies. That broadcasters are keen to snap up both the new and classic series highlights that this is a property with enduring appeal, poised to win a new generation of fans.”

The timeless, unique and much loved Teletubbies are re-imagined for a new generation with 60 brand new episodes for 2015, starring Tinky Winky, Dipsy, Laa-Laa and Po. With rewarding rituals, sound play, and physical comedy, new generation Teletubbies will build upon many familiar and beloved features of the original series, while offering some exciting and surprising new developments too. With the Teletubby landscape replaced and replicated by a beautiful, detailed model that will be enhanced via CGI, there will be freedom to apply large doses of creative imagination to Teletubby stories. The wonderful new world of the Teletubbies will resonate with preschoolers, reflecting child development and learning in a stimulating and contemporaneous manner.

Worldwide phenomenon Teletubbies first launched in March 1997 and became one of the most successful global children’s brands of all time. It has reached more than one billion children to date and the original episodes have aired in more than 120 territories in 45 different languages. It was the very first western pre-school property to air on China’s CCTV reaching an audience of 300 million children.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

For more information, please contact:

Trade Media: Aimee Norman at DDA Blueprint PR

aimee@ddablueprint.com

+44 (0) 20 8985 4708

Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

Investor relations: Joann Head – Manager, Investor Relations, DHX Media Ltd.

joann.head@dhxmedia.com

+1 416-977-7018

About Teletubbies

Originally created in 1997 Teletubbies is a children’s television series targeted at preschool viewers. In September 2013, DHX Media acquired all rights to Teletubbies through its purchase of Ragdoll Worldwide, a joint venture between Ragdoll Productions and BBC Worldwide that owned, managed and exploited Ragdoll programming.

Multi award-winning, Teletubbies is designed to encourage young children to watch television creatively. Full of fun and exploration it inspires confidence and curiosity and nurtures childhood development. DHX Media has engaged award-winning UK production company Darrall Macqueen to produce Teletubbies. Together they are pioneering a 21st century version of the show for a new generation of viewers.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer
This press release contains forward looking statements with respect to DHX including the completion of the production of the series, the timing of the television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400